Mail Stop 3561

July 20, 2009

Mr. Rene R. Joyce
Chief Executive Officer
Targa Resources GP LLC
1000 Louisiana Street
Suite 4300
Houston, Texas 77002

> **Re:** **Targa Resources Partners LP**
> **Targa Resources Partners Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 9, 2009**
> **File No. 333-159678**
>
> **Targa Resources Partners LP**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-33303**

Dear Mr. Joyce:

We have reviewed your amendment and your letter dated July 9, 2009, and we have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated July 9, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008</u>

2. We note your responses to comments 14, 16, 18 and 20 of our comment letter dated June 24, 2009. As previously requested, please provide us with your proposed revised disclosure in response to these comments and confirm that you will include that disclosure or comparable disclosure in your future filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman, Vinson & Elkins LLP